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                                                                   EXHIBIT  99.1

                                 July 22, 1999


Mr. Scott W. Klein
3604 Shantara Lane
Plano, Texas 75093

Dear Scott:

     On behalf of Creative Computers, Inc. ("Creative," or the "Company"), it is my pleasure to confirm our offer to you of the position of President of Creative Computers under the terms and conditions outlined below. Your responsibilities generally will be to act as the President of the Company, reporting to the Chairman and Chief Executive Officer. Your duties may change from time to time as necessary. As we discussed, your position will involve and require travel and time away from your current residence.

     You will start your new position on July 26, 1999 ("Commencement Date"). Upon assuming your position, you will contemporaneously resign from your director and officer positions with Creative's subsidiary, eCOST.com, Inc. ("ecost"). However, you agree that you will provide transition management services to ecost until such time as a new chief executive officer is hired. If the Company terminates your employment (other than for "cause" as defined below) you will be entitled during the "Severance Period" (as defined below) to severance in an amount equal to up to six months salary (as specified below) and continuation, at the Company's expense, of health insurance benefits for you and your family, subject to your execution of a separation agreement, satisfactory to the Company's Board of Directors, containing customary mutual releases. Severance payments will be made in equal bi-monthly installments over a six-month period; provided that, if you obtain other employment during the six month period, the Company's obligation to pay the severance payments otherwise due during the remainder of the six-month period shall cease as of the date you obtain such other employment. Your employment will cease for all purposes as of the date of your termination by the Company notwithstanding the post-termination severance payments provided for in the two preceding sentences. The shorter of
(i) six months after the Company terminates your employment (other than for "cause") or (ii) the period from the date of such termination until you obtain other employment is referred to in this paragraph as the "Severance Period." Notwithstanding the foregoing, in the event of termination of your employment with Creative (other than for cause), Creative may, in its sole discretion, offer to you the opportunity to return to ecost as its President and Chief Executive Officer on terms identical to those set forth in your April 15, 1999 employment letter, including the granting to you of options to purchase ecost common stock (with an exercise price equal to the then per share fair market value of ecost common stock) that will restore your current 500,000 share option position. In the event
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Mr. Scott W. Klein
July 22, 1999
Page Two


Creative so offers to you the opportunity to return to ecost, Creative shall have no severance payment obligation to you under this paragraph as a result of the termination of your Creative employment.

     For the purpose of the preceding paragraph, "cause" shall mean: (i) a material breach by you of your employment obligations with the Company, including your obligations hereunder, which breach is not cured within fifteen
(15) days after written notice thereof from the Company; (ii) your commission of an act of personal dishonesty or breach of fiduciary duty involving personal profit in connection with your employment by the Company; (iii) your commission of an act involving willful misconduct or gross negligence on your part in the conduct of your duties as an officer of the Company; (iv) a material and willful violation of a federal or state law or regulation by you applicable to the business of the Company; (v) your conviction of, or pleading of nolo contendere to, a felony or a crime involving moral turpitude; or (vi) a diagnosis of your addiction to illegal drugs. No act, or failure to act, by you shall be considered willful unless committed without good faith and without a reasonable belief that the act or omission was in the Company's best interest. You agree that any dispute between you and the Company arising out of your employment will be resolved by binding arbitration in Los Angeles County pursuant to the American Arbitration Association's employment dispute resolution rules then in effect.

     You are going to be employed in the Company's Torrance, California facility and accordingly need to commute to that facility to work on a weekly basis (Monday through Friday). The Company will pay your coach airfare to commute from your Texas residence to the Company's Torrance, California headquarters. The Company will also arrange and pay for temporary lodging (hotel room or apartment) when you are working at the Company's Torrance office. At the Company's request, you agree to relocate your permanent residence to Southern California, and the Company will pay up to an aggregate of $150,000 of your documented out-of-pocket relocation expenses described.

     As compensation for your services and in consideration for your agreement to enter into the Employee Proprietary Information Agreement described below, you will earn a base salary of $309,150 per annum ($5,745.19 per week) payable in accordance with Creative's standard payroll practices. You will also be eligible to receive performance bonuses of up to $50,000 each year, in the sole discretion of the Company's Compensation Committee; provided that, for the first twelve months of your employment, your performance bonus will not be less than $12,500. Your yearly salary may be increased or decreased, by mutual agreement. You will also receive a car allowance of up to $1,450 per month plus a monthly amount to cover insurance on the
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Mr. Scott W. Klein
July 22, 1999
Page Three


automobile (to be determined at the time of employment) which amounts will be added to your salary and which amounts will be grossed up for taxes, to the extent necessary. The Company will also pay for vehicle registration fees and maintenance expenses associated with the automobile. During the term of your employment, you will also receive (i) health insurance coverage for you and the members of your family and (ii) three weeks of paid vacation during your first year of employment and four weeks per year thereafter. In addition, except for the salary, bonus, car allowance and other benefits specifically provided for in this letter, you shall be eligible to receive other benefits during the course of your employment comparable to those generally made available to other senior executives of Creative.

     In addition to the compensation set forth above, you will be granted on the Commencement Date an option to purchase 250,000 shares of the common stock of Creative with an exercise price equal to the closing price of the Company's common stock on such date. Vesting of your option will be at a rate of 20% per year on each anniversary date of the option. Vesting of your option will be subject to the condition that you are still employed by the Company. Generally, the option shall expire 90 days after you are no longer with the Company. Effective as of the Commencement Date, you agree that, in consideration of the Creative stock option described above, the number of shares covered by your current stock option to purchase shares of ecost Common Stock shall be reduced from 500,000 shares to 150,000 shares. Finally, upon approval by stockholders of Creative of an increase in the number of shares issuable under Creative's Stock Incentive Plan (or, if earlier, the approval by stockholders of a new stock option plan), you will be granted an option to purchase an additional 75,000 shares of Creative common stock vesting at a rate of 20% per year from the Commencement Date, with an exercise price equal to the closing price of Creative common stock on the date of such shareholder approval.

     In addition, you agree not to in any way jeopardize or expose the Company to liability by using for the Company's benefit trade secrets of any former employer or client. You agree that upon the Commencement Date, your April 15, 1999 employment offer letter with ecost shall be terminated and that neither ecost nor Creative will have any further obligations thereunder, other than payment thereunder of unpaid salary accruing through, and reimbursement of expenses incurred prior to, the Commencement Date. You further agree and represent that you have not entered into any agreements with any former employer or client that would affect your ability to give your full efforts to the Company, would expose the Company to any liability, or would negatively impact the Company's ability to run its business and compete effectively for personnel or for business on a go-forward basis. You further agree to sign an Employee Proprietary
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Mr. Scott W. Klein
July 22, 1999
Page Four


Information Agreement. A copy of that agreement is attached for your review and signature.

     We look forward to your starting your new position. If there is any matter in this letter that you want to discuss further, please do not hesitate to contact me.


Sincerely,

/s/ FRANK F. KHULUSI
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Frank F. Khulusi
Chairman and CEO

Encl:  Proprietary Information Agreement

Accepted and Agreed:



/s/SCOTT W. KLEIN
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Scott W. Klein                           July 22, 1999